UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Habarzel Street, Ramat Hahayal, Israel 69710
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

CONTENTS

        The Registrant is filing herewith a copy of the Registrant’s press release dated November 17, 2005, reporting results for the third quarter of 2005.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2006	Top Image Systems Ltd. BY: /S/ Ido Schechter —————————————— Ido Schechter Chief Executive Officer

FOR IMMEDIATERE LEASE	EARNINGS RELEASE

Top Image Systems Revenues Up by 57% in
the Third Quarter of 2005

Company Meets Revenue Goals and Increases Profit Compared With
Previous Quarter

TEL AVIV, ISRAEL – (MARKET WIRE) – Nov 17, 2005 – Top Image Systems, Ltd. (NasdaqSC:TISA – News), a leading innovator of Data Capture solutions, announced today the financial results for its third quarter, which ended September 30, 2005.

Revenues for the third quarter of 2005 were a record $4.11 million, 57% more than the $2.60 million revenues for the third quarter of 2004, and 2% more than the $4.04 million revenues for the second quarter of 2005. TIS’ net income for the third quarter was $101.7 thousand, compared with a net income of $35.1 thousand in the third quarter of 2004, and a net income of $56.7 thousand in the second quarter of 2005. The net income per share in this quarter was $0.012 compared with a net income per share of $0.006 in the third quarter of 2004, and a net income per share of $0.007 in the second quarter of 2005.

Third quarter highlights:

—	First nine months of 2005 revenues increased to $12.11 million, up 63% from $7.41 million in first nine months of 2004.

—	Total quarterly revenues in the third quarter this year increased to $4.11 million, up 57% from $2.60 million in the third quarter of 2004.

—	The year-on-year increase in revenues is attributed to:

š	Steady organic growth;

š	Success in Europe, generating 60% of company’s revenues;

š	Revenues in the UK exceed $1 million;

š	Growing success for eFLOW Ability, the new integrated connector into SAP systems. Officially launched only a few weeks ago, eFLOW Ability is already being implemented in two projects, and is generating interest from additional existing as well as new customers;

š	Increased demand for eFLOW3, the latest version of the Company’s leading software. Several existing large customers chose to upgrade their systems to the new version, including SNT, BKK and Bertelsmann, while new customers are in the latest stages of evaluation of the innovative solution.

—	TIS Japan reinforced its position in the local market, generating a great deal of interest with eFLOW, and mainly with its Freedom application for semi-structured documents. At the end of the third quarter, eFLOW operates at the premises of 20 customers in Japan; eight of them are new customers. More than 30% of the revenues of TIS Japan are generated by new customers, and 80% of the product sales are generated by eFLOW.

—	Additionally, TIS Japan strengthened cooperation with Nagase, a longtime partner, and with TOM, which established a division dedicated to TIS’ solution.

—	The company extended its agreement with Xerox. TIS and Xerox have been cooperating successfully for the last 8 years on projects in France, Germany and Latin America. During the third quarter, the cooperation agreement was extend across 13 more countries in Europe, bringing the collaboration between the companies to a new level. This agreement represents TIS’ strategy to strengthen its position in the market through collaboration with major global partners.

—	The company deepened relationships with Accenture and 170 Systems, two of its global leading partners, jointly winning and implementing several new projects.

“Though the third quarter has been seasonally a weak quarter, for the market as well as for TIS, we are delighted to announce our record third-quarter and nine-month 2005 results. We are particularly pleased with our significant year-over-year growth,” commented Dr. Ido Schechter, Chief Executive Officer of Top Image Systems.

“We maintained the level of our operating expenses while increasing our revenues, and as a result, almost doubled our quarterly profit compared to previous quarter. We are enjoying a growing level of sales activity, and we are seeing an increased interest in our newest products and the solutions that we are bringing to the market,” added Dr. Schechter. “Our activity in Japan, which generated only 5% of TIS’ revenues in 2004, is responsible for 20% of the company’s revenues in the first nine months of 2005. Our solution is the only localized solution that can perfectly meet the specific challenges of automated processing for financial functions; therefore, this subsidiary greatly contributes to our growth. Given our achievements in the first nine months of 2005, we remain confident in our long-term outlook.”

Conference Call
TIS management will host a conference call today, November 17, at 10:00am EST (7:00 am. PST, 3:00pm UK Time, 5:00pm Israel Time) to review the third quarter financial results and other corporate events. Dr. Ido Schechter, CEO, and Arie Rand, CFO, will be on-line to discuss these results and take part in a question and answer session.

The call can be accessed by dialing:
US Dial-in Number: 1 866 229 7198
UK Dial-in Number: 0 800 917 4613
ISRAEL Dial-in Number: 03 918 0600
INTERNATIONAL Dial-in Number: +972 3 918 0600

Participants are asked to call the number approximately 10 minutes before the conference call begins.

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call in the investor relations section of Top Image Systems’ website, at: www.topimagesystems.com

About Top Image Systems
Top Image Systems is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS’ eFLOW Unified Content Platform is a common platform for the company’s solutions. TIS markets its platform in more than 30 countries through a multi-tier network of distributors, system integrators, value added resellers as well as strategic partners. Visit the company’s website www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements
Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, quarterly fluctuations in sales of products in the Data Capture market (where in general the fourth quarter is the strongest and the first quarter is the weakest), the Company’s ability to successfully integrate TIS Japan, litigation (including litigation over intellectual property rights), general economic conditions and other risk factors detailed in the Company’s most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:
Adi Granot
Investor and Public Relations Manager
Top Image Systems Ltd.
+972 3 7679114
ad@iTopImageSystems.com

FINANCIAL TABLES FOLLOW

Top Image Systems Ltd. Consolidated Statements of Operations for the period of

	Three months ended	Three months ended	Nine months ended	Nine months ended	Year ended
	September 30	September 30	September 30	September 30	December 31
	2005	2004	2005	2004	2004
	$	$	$	$	$

Product sales	2,288,835	1,446,133	6,759,931	4,531,758	6,964,418
Service revenues	1,820,907	1,161,892	5,350,182	2,879,700	4,214,030

Total revenues	4,109,742	2,608,025	12,110,113	7,411,458	11,178,448

Product costs	695,410	420,394	2,142,248	1,174,230	1,970,670
Service costs	869,438	414,676	2,624,750	949,384	1,501,429

Total cost of revenues	1,564,848	835,070	4,766,998	2,123,614	3,472,099

Gross profit	2,544,894	1,772,955	7,343,115	5,287,844	7,706,349

Research and development	341,038	236,776	1,070,471	638,759	929,432
Selling and marketing	1,284,429	1,035,142	3,828,299	3,095,480	4,546,695
Genaral and administrative	832,208	474,109	2,556,161	1,472,944	2,588,014
Annual Marketing Conference expenses	-	-	211,048	-	-
Liquidated damages related to September PIPE	-	-	163,670	-	-

	2,457,675	1,509,251	7,829,649	4,568,424	7,134,709

Operating profit (loss)	87,219	26,928	(486,534)	80,661	(357,792)

Financing income (expenses), net	14,535	8,221	(125,861)	(8,816)	179,400

Net income (loss) for the period	101,754	35,149	(612,395)	71,845	(178,392)

Net income (loss) per share	0.012	0.006	(0.069)	0.012	(0.025)

Weighted average number of shares	8,958,263	6,481,889	8,949,167	6,408,804	7,092,434

Top Image Systems Ltd. Consolidated Balance Sheet as at

	September 30	December 31
	2005	2004
	$	$

Assets

Current assets:
Cash and cash equivalents	7,449,663	10,136,141
Marketable securities	1,804,746	278,635
Trade receivables, net	6,625,435	5,541,006
Other current assets	697,338	566,258

Total current assets	16,577,182	16,522,040

Property and equipment

Cost	2,316,398	2,194,509
Less / accumulated depreciation	(1,734,880)	(1,576,285)

Net property and equipment	581,518	618,224

Goodwill	418,694	453,584

Net intangible assets	1,179,682	1,418,750

Other long-term assets, net	153,461	147,065

Total assets	18,910,537	19,159,663

Liabilities and Shareholders' Equity

Current liabilities:
Short-term bank loans	2,357,675	1,707,151
Trade payables	388,359	404,522
Accrued liabilities and other payables	1,965,263	2,177,951

Total current liabilities	4,711,297	4,289,624

Long-term liabilities:
Liability for severance pay, net	190,306	186,514

Total liabilities	4,901,603	4,476,138

Shareholders' equity
Share capital - Ordinary share of NIS 0.04 par value	96,974	96,767
Surplus capital	29,516,578	29,578,980
Accumulated deficit	(15,604,618)	(14,992,222)

Total shareholders' equity	14,008,934	14,683,525

Total liabilities and shareholders' equity	18,910,537	19,159,663